United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of October 2023 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Av Barbacena, 1.219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 Telephone: +55 (31) 2138-7978 (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 3 3Q23 Earnings Presentation November 6th, 2023

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 3 This report may contain forward-looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies. While these forward-looking statements reflect our Management’s good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting Inter, the markets, products and prices and other factors. In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements. The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release. Statements contained in this report that are not facts or historical information may be forward-looking statements under the terms of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may, among other things, beliefs related to the creation of value and any other statements regarding Inter. In some cases, terms such as “estimate”, “project”, “predict”, “plan”, “believe”, “can”, “expectation”, “anticipate”, “intend”, “aimed”, “potential”, “may”, “will/shall” and similar terms, or the negative of these expressions, may identify forward looking statements. These forward-looking statements are based on Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones. Any forward-looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. For additional information that about factors that may lead to results that are different from our estimates, please refer to sections “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” of Inter&Co Annual Report on Form 20-F. The numbers for our key metrics (Unit Economics), which include active users, as average revenue per active client (ARPAC), cost to serve (CTS), are calculated using Inter’s internal data. Although we believe these metrics are based on reasonable estimates, but there are challenges inherent in measuring the use of our business. In addition, we continually seek to improve our estimates, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics. About Non-IFRS Financial Measures To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Inter&Co also presents non-IFRS measures of financial performance, as highlighted throughout the documents. The non-IFRS Financial Measures include, among others: Adjusted Net Income, Cost to Serve, Cost of Funding, Efficiency Ratio, Underwriting, NPL > 90 days, NPL 15 to 90 days, NPL and Stage 3 Formation, Cost of Risk, Coverage Ratio, Funding, All-in Cost of Funding, Gross Merchandise Volume (GMV), Premiuns, Net Inflows, Global Services Deposits and Investments, Fee Income Ratio, Client Acquisition Cost, Cards+PIX TPV, Gross ARPAC, Net ARPAC, Marginal NIM 1.0, Marginal NIM 2.0, Net Interest Margin IEP + Non-int. CC Receivables (1.0), Net Interest Margin IEP (2.0), Cost-to-Serve. A “non-IFRS financial measure” refers to a numerical measure of Inter&Co’s historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Inter&Co’s financial statements. Inter&Co provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter&Co’s performance to that of other companies. Disclaimer 2

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 3 Agenda 1. CEO Overview 2.Banking Credit & Funding Capabilities 3.Transactional Platform 4.Financial Performance 3

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 3 Agenda 1. CEO Overview 2.Banking Credit & Funding Capabilities 3.Transactional Platform 4.Financial Performance 4

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 3 “Another record-breaking quarter” - João Vitor Menin 5

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 3 Building & scaling the platform Foundations for profitability Leveraging the successful strategy 2021 Until 2022 Inflection point 2023 Onwards 172 100 162 Solid upward performance Net Revenue1 (100 index) Gross Loan portfolio (100 index) Net Income -60 -40 -20 0 20 40 60 80 100 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 Key Metrics Index to 100 and in R$ millions Note 1: Net revenue excluding tax expenses. A unique business model built to last 6

EARNINGS PRESENTATION | 3Q23

Self-fulfilling ecosystem creating a virtuous cycle


Most Complete Product Offer
Best-in-Class UX
Best-in-Class Financial Super App
Win-Win Model
Increasing # of Clients
Innovative
DNA
Scaling Gains
Sustainable Profitability
Cost Efficiency
Revenues Growth
Net Income

Business model serving multiple stakeholders

Clients · Employees · Regulators · Community · Shareholders

7

EARNINGS PRESENTATION | 3Q23

Another **record-breaking** quarter

Financials[1]

Revenue Growth	Operational Leverage	Bottom Line	Return on Equity
Record Ever	Record Ever	Record Ever	Record Ever
Increasing	Record low	Delivering	Boosting
Total Gross Revenue	Efficiency Ratio	EBT[2]	ROE
R$2.1bn	52.4%	R$145mm	5.7%
+39% YoY	+96 bps QoQ improvement	Vs. -70mm 3Q22	+2.1 p.p QoQ





Operational

Number of Clients	Activation Rate	Revenue p/Active Client	Transactional Growth
Record Ever	Record Since 4Q21	Record Ever	Record Ever
Growing	Increasing	Improving	Expanding
Total Clients	Active Clients[1]	Gross ARPAC	TPV
29.4mm	52.7%	R$ 47.7	R$ 219bn
+1.6 mm QoQ	+49 bps QoQ	+3% QoQ	+41% YoY

Note 1: Definitions are in the Glossary section of this Earnings Presentation. **Note 2:** "Profit / (loss) before income tax" in the Income Statements of the IFRS Financial Statements.

8

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 3 Agenda 1. CEO Overview 2.Banking Credit & Funding Capabilities 3.Transactional Platform 4.Financial Performance 9

EARNINGS PRESENTATION | 3Q23

Accelerating loan growth while maintaining focus on higher ROE products

Annualized Implied Rates
In %



59.3%
14.5%
12.5%
12.3%
12.2%
72.4% Credit Cards
25.1% All-in Loan Rate Excl. Real Estate[1]
20.6% All-in Loan Rate
16.9% Personal + FGTS[2]
16.8% SMBs
12.5% Real Estate[2]
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23

Gross Loan Portfolio
In R$ Billion



2019 4.8 16% 10% 21% 24% 28%
2020 8.8 22% 2% 18% 19% 14% 26%
2021 17.5 2% 17.2 27% 4% 17% 20% 8% 21%
2022 24.5 8% 22.7 28% 3% 14% 3% 20% 6% 19%
3Q22 22.0 5% 21.0 29% 3% 14% 1% 22% 7% 20%
+11%
4Q22 24.0 6% 22.7 29% 3% 14% 6% 17% 7% 19%
+5%
1Q23 25.1 5% 23.8 29% 3% 12% 4% 20% 7% 20%
+5%
2Q23 26.5 5% 25.1 29% 3% 12% 5% 20% 7% 20%
+7%
3Q23 28.4 5% 27.0 30% 3% 12% 6% 18% 7% 19%

% YoY	% QoQ	
+29%	+7%	Total
+30%	+3%	Anticip. of CC Receiv.
+29%	+8%	Total Excl. Ant. of CC Receiv.
+35%	+13%	Credit Card
+22%	+6%	Agribusiness
+15%	+7%	SMBs
N/M	+23%	FGTS
+4%	-3%	Personal
+35%	+10%	Home Equity[3]
+24%	+6%	Real Estate

Note: All definitions are in the Glossary section of this Earnings Presentation. Note 1: All-in loan rate excluding real estate removes real estate loan revenue and portfolio. Note 2: Including hedge accounting results from each loan portfolio, as of note 27 of IFRS Financial Statements in line "Future and Swaps". Note 3: Home Equity includes both business and individuals' portfolio.

10

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 3 3 4 5 6 7 8 9 10 11 12 3.4% 3.8% 3.8% 4.1% 4.4% 4.7% 4.7% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4.5% 4.5% 4.3% 4.1% 4.3% 4.2% 4.2% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 NPL > 90 days1 In % NPL 15 to 90 days1 In % Note 1: Considering Gross Loan Portfolio, which includes anticipation of C.C. receivables. Note 2: Cohorts defined as the first date when the client has his limit available. NPL per cohort = NPL > 90 days balance of the cohort divided by total credit card portfolio of the same cohort. Note 3: NPL formation is calculated considering: (overdue balance higher than 90 days in the current quarter – overdue balance higher than 90 days in the previous quarter + write-off change in the current quarter) ÷Credit Portfolio Balance in the previous quarter. Stage 3 Formation = ( Δ Stage 3 Balance + Write-Offs of the period ) ÷ Total Credit Balance of previous period. From 1Q23 onwards IFRS and BACEN GAAP write-off methodology converged. Credit Cards NPL > 90 days per cohort2 In % 1.0% 1.1% 1.3% 1.5% 1.5% 1.6% 1.6% 1.0% 1.1% 1.3% 1.5% 1.5% 1.6% 1.6% 0 .6% 0 .8% 1. 0% 1. 2% 1. 4% 1. 6% 1. 8% 2 .0% 2 .2% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 NPL Formation Stage 3 Formation NPL and Stage 3 Formation3 In % Asset quality metric presenting positive trends • Stable delinquency driven by portfolio mix • Improving performance of credit card new clients • Better trends in delinquency, with a stabilization of NPL and Stage 3 formation Months of relationship 2Q23 4Q21 11

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 3 Coverage Ratio In % 4.8% 5.1% 5.0% 4.5% 5.6% 6.2% 5.9% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 126% 129% 141% 132% 131% 130% 132% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 Cost of Risk1 In % Note: All definitions are in the Glossary section of this Earnings Presentation. Note 1: Considering Gross Loan Portfolio, which includes anticipation of C.C. receivables. 1Q22: managerial number, excluding non-recurrent provision. Improving cost of risk while increasing coverage ratio • Better cost of risk trends • More effective underwriting of credit card limits focusing on better profile clients • Improving portfolio mix 12

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 3 27%, 2.1 35% 6.7 32% 9.9 25% 11.6 24% 10.4 23% 11.0 23% 11.7 22% 12.3 22%, 2.3 9% 4.8 11% 6.9 13% 10.5 16% 9.6 14% 11.7 14% 13.0 13% 15.1 12%; 1.7 6%; 1.7 8%, 3.6 9% 6.2 9% 6.9 9% 6.6 8% 7.0 8% 7.5 10%; 0.9 26%; 1.1 26%; 2.6 31%; 4.2 29%; 3.8 30%; 4.2 30%; 3.9 29%, 4.7 7.0 14.3 23.0 32.5 30.7 33.5 35.7 39.6 2019 2020 2021 2022 3Q22 1Q23 2Q23 3Q23 Strong deposits franchise outpacing market growth Time Deposits2 Securities Issued Other1 Note 1: Includes saving deposits, creditors by resources to release and liabilities with financial institutions (securities sold under agreements to repurchase, interbank deposits and borrowing and onlending). Note 2: Excluding Conta com Pontos balance. Note 3: Includes Conta com Pontos correspondent balance and demand deposits. Transactional Accounts3 +24% % YoY % QoQ +20% +8% +7% +58% +16% +18% +5% Total+29% +11% Funding In R$ Billion • Best-in-class funding structure to support growth 13

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 3 Low cost of funding continues to be strong competitive advantage Avg. CDI of Quarter All-in Cost of Funding All-in Cost of Funding % of CDI 7.6% 10.3% 12.4% 13.5% 13.7% 13.7% 13.7% 13.3% 4.6% 5.6% 7.1% 7.9% 7.5% 8.1% 8.0% 8.2% 60.0% 54.9% 57.3% 59.0% 54.8% 59.7% 58.6% 61.7% 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 • + 14.1 million clients trusting Inter with their deposits 14 All-in Cost of Funding In %, Annualized

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 3 Agenda 1. CEO Overview 2.Banking Credit & Funding Capabilities 3.Transactional Platform 4.Financial Performance 15

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 3 Client Acquisition Cost In R$, quarterly + 2.0 mm + 1.6 mm +2.2 mm + 1.9 mm Third consecutive quarter adding 1 mm new active clients 55% 50% 45% 49% 44% 27% 32% 45% 50% 55% 51% 56% 73% 68% 29.0 32.1 28.3 30.4 29.8 27.1 25.9 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 Marketing Costs Operational Costs -8% YoY + 1.5 mm 51.8% 51.7% 51.2% 51.0% 51.5% 52.2% 52.7% 9.6 10.7 11.6 12.6 13.5 14.5 15.5 18.6 20.7 22.8 24.7 26.3 27.8 29.4 - 5 .0 1 0. 1 5.0 2 0. 2 5.0 3 0. 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 Active Clients + 0.9 mm + 0.9 mm +1.1 mm + 1.0 mm + 1.0 mm Total Number of Clients In Million + 1.0 mm + 1.6 mm +9 bps -10 bps -54 bps -14 bps +48 bps +68 bps +49 bps Activation Rate increase 16

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 3 0 1 2 3 4 5 6 7 8 9 10 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 Th ou sa nd s 62% 62% 61% 58% 55% 54% 54% 55% 54% 53% 51%38% 38% 39% 42% 45% 46% 46% 45% 46% 47% 49% 8 9 12 14 14 16 17 19 18 20 21 37 58 80 94 97 118 138 158 163 177 198 44 67 92 109 111 134 155 178 181 197 219 0. 0 10. 0 20 .0 30 .0 40 .0 50 .0 60 .0 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 Debit Credit PIX Strong TPV acceleration, with meaningful shift to credit and PIX +23% +30% +43% +41% % YoY +17% +8% +12% +12% +11% % QoQ +4% Cards + PIX TPV1 In R$ Billion Quarters of relationship 3Q23 1Q18 Cards + PIX TPV per Active Client In R$ Thousand, monthly +41% YoY Note: Height of PIX volume was reduced to fit on page. 17

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 3 2.4 4.2 3Q22 3Q23 1.1 1.6 3Q22 3Q23 2.2 2.9 3Q22 3Q23 x Enhancing performance across all business verticals Inter Shop Inter Insurance Inter Invest Active Clients In Million é 40%é 33% ˜R$870 million GMV 8.7% Net Take Rate +344mm Consortium 3Q23 R$83bn AuC 3Q23 +10mm Transactions1 3Q23 é 20% YoY +R$53 million Premiums High margin business Strong AuC growth R$8.3bn 3rd Party Fixed Income é 74% Active Clients In Million Active Clients In Million Note 1: Number of transactions through Inter Shop during the quarter. é 113% YoY é 33% YoY 18

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 3 - - 6 9 14 20 18 10 26 42 49 68 115 149 2 4 8 26 41 66 85 20 20 20 11 30 56 84 142 221 272 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 Remittances Gift Cards Global Account Lending PipelineProduct Rollout Invest Broker Dealer Global App Credit Card AuC & Deposits in US Dollars In USD Million Debit Card Assets under Custody2 Deposit balance1 Securities3 Real estate fund Note 1: Amount included in Demand Deposit balance on IFRS Financial Statement. Note 2: Assets under APEX Custody. Note 3: Securities under APEX Custody. Replicating our business model in the US, starting with a strong deposit franchise E-Commerce Full Platform Investment Advisory Buy Now Pay Later é 5x YoY • Nearly 2 million global services clients • Highly engaged clients • Global services clients has cross-selling index 2.5 times higher than non- global 19

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 3 Agenda 1. CEO Overview 2.Banking Credit & Funding Capabilities 3.Transactional Platform 4.Financial Performance 20

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 3 70% 65% 74% 75% 65% 64% 65% 67% 69% 70% 65%30% 35% 26% 25% 35% 36% 35% 33% 31% 30% 35% 417 467 607 731 834 877 850 1,002 1,024 1,150 1,265 544 636 837 1,100 1,281 1,461 1,540 1,704 1,800 1,939 2,143 0 5 0 10 0 0 15 0 0 2 0 0 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 Net Interest Income Net Fee Revenue Total Net Revenue Total Gross Revenue % YoY +39% +47% +49% +52% % QoQ +11% +2% +10% +28% Solid revenue growth driven by fee income expansion Revenue In R$ Million • Another record-breaking revenue • Fee growth led by interchange, e-commerce, insurance and banking 21

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 3 Sequential expansion of gross margin per active client ARPAC and CTS Evolution In R$, Monthly 12 11 17 12 16 17 13 13 15 17 18 16 15 23 22 28 32 30 30 32 34 35 32 32 37 44 46 47 45.9 47 46 46 48 28 28 31 34 34 32 29 31 29 30 31 16 17 14 21 18 16 16 17 14 13 13 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 Cost-to-serve Gross Margin per Active Client (Net of Interest Expenses) Gross Margin per Active Client (Gross of Interest Expenses) Net ARPAC Gross ARPAC 2.3 2.5 2.6 2.9 3.1 3.5 4.2 4.7 1.0 1.5 2. 0 2. 5 3. 0 3. 5 4. 0 4. 5 5. 0 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 • Record gross ARPAC • Strong ARPAC growth and stable CTS Note: All definitions are in the Glossary section of this Earnings Presentation. Note 1: Including interns. Active Clients per Employee1 In Thousand 22

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 3 Resilient NIM as consequence of ROE-driven underwriting 6.4% 7.2% 7.3% 6.9% 7.0% 6.4% 7.2% 7.4% 8.1% 7.8% 7.3% 8.1% 8.3% 8.0% 8.1% 7.4% 8.4% 8.7% 9.5% 9.2% 0. 0% 1.0% 2. 0% 3. 0% 4. 0% 5. 0% 6. 0% 7. 0% 8. 0% 9. 0% 10. 0% 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 NIM 1.0 - IEP + Non-int. CC Receivables (%) NIM 2.0 - IEP Only (%) • Lower inflation in the period, primarily affecting real estate loan revenue • Higher volume of discounts in credit card agreements as a collection strategy to reduce delinquency levels • Advanced stages of repricing, improving implied rates per product NIM Evolution In % 23

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 3 % YoY +4% -9% +0% -6% % QoQ +7% +19% -5% +4% Data processing5 Advertising & marketing Other3 M&A2 Expense control continues to be a top priority Total Expenses +3% +6% Expenses Excl. M&A & SBC +14% -1% D&A +19% +12% Personnel4 Share-based comp.2 Expenses Breakdown1 In R$ Million Strong opportunity to continue delivering operating leverage Note 1: IFRS Financial Statements lines: “Personnel expenses”, “Depreciation and Amortization”, “Administrative Expenses”. Note 2: Share-based and M&A Expenses are included in Personnel Expenses in the Income Statement. Note 3: Others = third party services; rent, condominium fee and property maintenance; provisions for contingencies and Financial System services. Note 4: Personnel Expenses excluding Share-based and M&A Expenses. Salaries and benefits (including Board). Note 5: Data processing and information technology. 190 159 169 190 178 209 200 190 45 43 32 23 40 20 21 22 19 36 36 36 56 38 41 41 146 141 149 160 189 156 170 191 1 202 175 148 166 171 157 127 151 602 555 533 576 634 579 559 59412 8 43 6 10 81 4 12 8 8 10 6 11 603 558 557 592 685 596 575 614 - 50 5 0 15 0 2 50 3 50 4 50 5 50 6 50 7 50 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 +4% -19% +40% +91% 24

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 3 Continuous improvements in operational leverage Revenue vs. Expenses In %, index in a 100 basis 114 119 115 137 140 158 172 100 89 89 95 108 96 91 9899 117 120 163 117 127 143 86 80 87 89 88 80 83 7 0 10 0 13 0 16 0 19 0 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 88.3% 71.9% 68.3% 75.0% 73.4% 62.4% 53.4% 52.4% 21.5% 18.7% 21.2% 22.3% 25.7% 18.0% 17.3% 18.0% 66.8% 53.2% 47.1% 52.7% 47.7% 44.3% 36.1% 34.4% 10% 2 0% 3 0% 4 0% 5 0% 6 0% 7 0% 8 0% 9 0% 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 Efficiency Ratio In % Net revenue1 Personnel Expenses Personnel + Administrative Expenses Administrative Expenses Total Administrative Eff. Ratio Personnel Eff. Ratio 3rd consecutive quarter of improvement, once again record low Note: All definitions are in the Glossary section of this Earnings Presentation. Note 1: Net revenue = net revenue - tax expenses. 25

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 3 Fee covering a significant percentage of SG&A base 125 165 159 183 290 316 295 327 313 348 447 320 391 387 603 558 557 592 685 596 575 614 39% 42% 41% 30% 52% 57% 50% 48% 52% 60% 73% 5% 15% 25% 35% 45% 55% 65% 75% - 200 400 600 800 1,000 1,200 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 % YoY % QoQ +23 p.p. +12 p.p. +4% +7% +52% +28% Net Fee Revenue and SG&A Evolution In R$ Million • Increasing fee revenues while implementing cost control initiatives to improve profitability Note: All definitions are in the Glossary section of this Earnings Presentation. Net Fee Revenue ÷ SG&A SG&A Net Fee Revenue 26

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 3 -111 -100 12 -70 -20 6 80 145 -2.6% -1.4% 0.8% -1.7% 1.6% 1.4% 3.6% 5.7% -10.0% -8.0% -6.0% -4.0% -2.0% 0.0% 2.0% 4.0% 6.0% -115 -65 -15 35 85 135 185 Record profitability ever Note 1: Adjusted Net Income for the third quarter of 2022 is presented for illustrative purposes only and does not reflect our actual results. ‘3Q22 Adjusted’ (non-IFRS measure) excludes the non-recurring effects of deflation in 3Q22 and assumes the inflation projected for 2023 from the Focus Report of Brazilian Central Bank, divided by four. The unadjusted figure for deflation was R$ (30). Earnings Before Tax, Net Income & ROE In R$ Million and in %, Inter&Co (56) (29) 16 (30) 29 24 64 104 23 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 Business model showing its profitability potential Pre-tax Income Net Income 1 ROE 27

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 3 First quarter ever creating organic capital 32.9% 29.8% 24.1% 23.0% 22.8% 23.7% 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 Tier I Ratio In % Source: 3Q23 Banco Inter Bacen GAAP Financial Statements. • Capital ratio comprised exclusively of high-quality core Tier I capital • Organic capital generation • Several opportunities to continue redeploying capital into loan growth -3.1 p.p. -5.7 p.p. - 1.1 p.p. +0.9 p.p. -0.2 p.p. 28

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 3 Closing Remarks 29

EARNINGS PRESENTATION | 3Q23

"Another record-breaking quarter"

- Unique business model built to last
- Funding, CTS and Fee Income as key competitive advantages
- Delivering disruptive growth, leading strong market share gains
- Technology and UX continued to differentiate us

Balanced momentum adding value to all stakeholders

30

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 3 Q&A

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 3 Appendix 32

EARNINGS PRESENTATION | 3Q23

Balance Sheet (In R$ Million)

Balance Sheet	09/30/2023	09/30/2022	Variation % ΔYoY
Assets			
Cash and cash equivalents	4,297	838	413%
Amounts due from financial institutions	3,474	3,418	2%
Compulsory deposits	2,191	2,686	-18%
Securities	14,908	13,373	11%
Derivative financial instruments	9	1	1516%
Net loans and advances to customers	25,297	19,821	28%
Non-current assets held-for-sale	169	166	2%
Equity accounted investees	72	77	-6%
Property and equipment	174	194	-10%
Intangible assets	1,322	1,209	9%
Deferred tax assets	1,071	873	23%
Other assets	2,094	1,188	76%
Total assets	**55,079**	**43,844**	**26%**
Liabilities			
Liabilities with financial institutions	9,418	7,349	28%
Liabilities with clients	29,064	21,452	35%
Securities issued	7,463	6,917	8%
Derivative financial liabilities	21	40	-48%
Other liabilities	1,745	945	85%
Total Liabilities	**47,711**	**36,704**	**30%**
Equity			
Total shareholder's equity of controlling shareholders	7,260	7,044	3%
Non-controlling interest	108	96	12%
Total shareholder's equity	**7,368**	**7,140**	**3%**
Total liabilities and shareholder's equity	**55,079**	**43,844**	**26%**

Income Statement (In R$ Million)

Income Statement	3Q23	3Q22	Variation % ΔYoY
Interest income from loans	1,107	788	40%
Interest expenses	(770)	(580)	33%
Income from securities and derivatives	482	347	39%
Net interest income	**819**	**556**	**47%**
Revenues from services and commissions	348	250	39%
Expenses from services and commissions	(32)	(33)	-3%
Other revenues	131	78	69%
Revenue	**1,265**	**850**	**49%**
Impairment losses on financial assets	(408)	(263)	55%
Net result of losses	**858**	**587**	**46%**
Administrative expenses	(363)	(380)	-4%
Personnel expenses	(211)	(176)	20%
Tax expenses	(94)	(62)	53%
Depreciation and amortization	(41)	(36)	14%
Income from equity interests in affiliates	(4)	(4)	5%
Profit / (loss) before income tax	**145**	**(70)**	**N/M**
Income tax and social contribution	(41)	40	N/M
Profit / (loss)	**104**	**(30)**	**N/M**

33

EARNINGS PRESENTATION | 3Q23

Glossary of operational definitions

Activation Rate:

$$\frac{\text{Number of active clients at the end of the quarter}}{\text{Total number of clients at the end of the quarter}}$$

Active clients:
We define an active client as a customer at any given date that was the source of any amount of revenue for us in the preceding three months, or/and a customer that used products in the preceding three months. For Inter insurance, we calculate the number of active clients for our insurance brokerage vertical as the number of beneficiaries of insurance policies effective as of a particular date. For Inter Invest, we calculate the number of active clients as the number of individual accounts that have invested on our platform over the applicable period.

Active clients per employee:

$$\frac{\text{Number of active clients at the end of the quarter}}{\text{Total number of employees at the end of the quarter, including interns}}$$

Card+PIX TPV:
PIX, debit and credit cards and withdrawal transacted volumes of a given period. PIX is a Central Bank of Brazil solution to bring instant payments among banks and financial institutions in Brazil.

Card+PIX TPV per active client:
Card+PIX TPV for a given period divided by the number of active clients as of the last day of the period.

Client acquisition cost (CAC):
The average cost to add a client to the platform, considering operating expenses for opening an account, such as onboarding personnel, embossing and sending cards and digital marketing expenses with a focus on client acquisition, divided by the number of accounts opened in the quarter.

Global Services Clients:
Includes Brazilian Global Account clients, US clients and international investors.

Gross merchandise volume (GMV):
Gross merchandise value, or GMV, for a given period as the total value of all sales made or initiated through our Inter Shop & Commerce Plus platform managed by Inter Shop & Commerce Plus.

Gross take rate:

$$\frac{\text{Inter Shop gross revenue}}{\text{GMV}}$$

Net take rate:

$$\frac{\text{Inter Shop net revenue}}{\text{GMV}}$$

Primary Banking Relationship:
A client who has 50% or more of their income after tax for that period flowing to their bank account with us during the month.

34

EARNINGS PRESENTATION | 3Q23

Glossary of financial measures reconciliation

Administrative efficiency ratio:

$$\frac{\text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Annualized interest rates:
Yearly rate calculated by multiplying the quarterly interest by four, over the average portfolio of the last two quarters. All-in loans rate considers Real Estate, Personnal +FGTS, SMBs, Credit Card, excluding non-interest earnings credit card receivables, and Anticipation of Credit Card Receivables.

Anticipation of credit card receivables:
Disclosed in note 9.a of the Financial Statements, line " "Loans to financial institutions".

ARPAC gross of interest expenses:

$$\frac{(\text{Interest income} + (\text{Revenue from services and comissions} - \text{Cashback} - \text{Inter rewards}) + \text{Income from securities and derivarives} + \text{Other revenue}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

ARPAC net of interest expenses:

$$\frac{(\text{Revenue} - \text{Interest expenses}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

ARPAC per quarterly cohort:
Total Gross revenue net of interest expenses in a given cohort divided by the average number of active clients in the current and previous periods1. Cohort is defined as the period in which the client started his relationship with Inter.

1 - Average number of active clients in the current and previous periods: For the first period, is used the total number of active clients in the end of the period.

Assets under custody (AuC):
We calculate assets under custody, or AUC, at a given date as the market value of all retail clients' assets invested through our investment platform as of that same date. We believe that AUC, as it reflects the total volume of assets invested in our investment platform without accounting for our operational efficiency, provides us useful insight on the appeal of our platform. We use this metric to monitor the size of our investment platform.

Card fee revenue:
It is part of the "Revenue from services and commission" and "Other revenue" on IFRS Income Statement.

Cost of funding:

$$\frac{\text{Interest expenses} \times 4}{\text{Average of last 2 quarters Interest bearing liabilities (demand deposits, time deposits, savings deposits, creditors by resources to release, securities issued, securities sold under agreements to repurchase, interbank deposits and others)}}$$

Cost of risk:

$$\frac{\text{Impairment losses on financial assets} \times 4}{\text{Average of last 2 quarters of Loans and advances to customers}}$$

Cost of risk excluding anticipation of credit card receivables:

$$\frac{\text{Impairment losses on financial assets} \times 4}{\text{Average of last 2 quarters of Loans and advances to customers excluding anticipation of credit card receivables}}$$

Cost of risk excluding credit card:

$$\frac{\text{Impairment losses on financial assets} \times 4}{\text{Average of last 2 quarters of Loans and advances to customers excluding credit card}}$$

Cost-to-serve (CTS):

$$\frac{(\text{Personnel Expense} + \text{Administrative Expenses} - \text{Total CAC}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

35

EARNINGS PRESENTATION | 3Q23

Glossary of financial measures reconciliation

Coverage ratio:

$$\frac{\text{Provision for expected credit loss}}{\text{Overdue higher than 90 days}}$$

Earning portfolio (IEP):

Earnings Portfolio includes "Amounts due from financial institutions" + "Loans and advances to customers" + "Securities" + "Derivatives" from the IFRS Balance Sheet

Efficiency ratio:

$$\frac{\text{Personnel expense} + \text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Fee income ratio:

$$\frac{\text{Net result from services and commissions} + \text{Other revenue}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Funding:

Demand Deposits + Time Deposits + Securities Issued + Savings Deposits + Creditors by Resources to Release + Securities sold under agreements to repurchase + Interbank deposits + Borrowing and onlending

Gross loan portfolio:

Loans and Advance to Customers + Loans to financial institutions

Gross margin per active client gross of interest expenses:

ARPAC gross of interest expenses – Cost to Serve

Gross margin per active client net of interest expenses:

ARPAC net of interest expenses – Cost to Serve

Net fee income:

Net result from services and commissions + Other Revenue

Net interest income:

Interest Income + Interest Expenses + Income from securities and derivatives

Net revenue:

Net interest income + Net result from services and commissions + Other revenue

NIM 1.0 – IEP + Non-interest Credit Cards Receivables:

$$\frac{\text{Net interest income x 4}}{\text{Average of 2 Last Quarters Earning Portfolio (Loans to financial institutions} + \text{Securities} + \text{Derivatives} + \text{Net loans and advances to customers)}}$$

NIM 2.0 – IEP Only:

$$\frac{\text{Net interest income x 4}}{\text{Average of 2 Last Quarters Earning Portfolio} - \text{Non} - \text{interest} - \text{Bearing Credit Cards Receivables (Amounts due from financial institutions} + \text{Securities} + \text{Derivatives} + \text{Net loans and advances to customers - Credit card transactor portfolio)}}$$

NPL 15 to 90 days:

$$\frac{\text{Overdue 15 to 90 days}}{\text{Loans and Advance to Costumers} + \text{Loans to financial institutions}}$$

36

EARNINGS PRESENTATION | 3Q23

Glossary of financial measures reconciliation

NPL > 90 days:

$$\frac{\text{Overdue higher than 90 days}}{\text{Loans and Advance to Costumers} + \text{Loans to financial institutions}}$$

NPL formation:

$$\frac{\text{Overdue balance higher than 90 days in the current quarter} - \text{Overdue balance higher than 90 days inthe previous quarter} + \text{Write} - \text{off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

Personal efficiency ratio:

$$\frac{\text{Personnel expense}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Return on average equity (ROE):

$$\frac{(\text{Profit / (loss) for the quarter}) \times 4}{\text{Average of last 2 quarters of total shareholder`s equity}}$$

SG&A:

$$\text{Administrative Expenses} + \text{Personnel Expenses} + \text{Depreciation and Amortization}$$

Stage 3 formation:

$$\frac{\text{Stage 3 balance in the current quarter} - \text{Stage 3 balance in the previous quarter} + \text{Write} - \text{off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

Tier I ratio:

$$\frac{\text{Tier I referential equity}}{\text{Risk weighted assets}}$$

Total gross revenue:

$$\text{Interest income} + (\text{Revenue from services and commissions} - \text{Cashback expenses} - \text{Inter rewards}) + \text{Income from securities and derivatives} + \text{Other revenue}$$

37

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 3

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/ Santiago Horacio Stel Name: Santiago Horacio Stel Title: Senior Vice President of Finance and Risks Date: November 6, 2023